Filed Pursuant to Rule 433
Registration No. 333-123288
January 30, 2006
VALERA PHARMACEUTICALS
      On January 30, 2006, the issuer, Valera Pharmaceuticals, filed Amendment No. 6 to its Registration Statement on Form S-1 (File No. 333-123288) (the “Registration Statement”) to update certain disclosures that had been provided in its Preliminary Prospectus dated January 17, 2006 (the “Preliminary Prospectus”). The following discussion summarizes certain information in the prospectus included in Amendment No. 6 to the Registration Statement that supplements or updates the disclosure in the Preliminary Prospectus. References below to “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus.
STOCK-BASED COMPENSATION
      As disclosed on pages 37-38 of the Preliminary Prospectus, as well in Note 9 to the financial statements on pages F-18 to F-20, we re-priced all outstanding options in December 2003 and, in accordance with FASB Interpretation No. 44, the re-priced options were accounted for as variable from the date of the modification to the date the options are exercised, forfeited or expire. We have revised certain of our disclosures in the Preliminary Prospectus with respect to stock-based compensation to make them consistent with the amounts recorded in the unaudited financial statements for the nine months ended September 30, 2005. In the section of the Preliminary Prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we revised stock-based compensation to $16,672 and the amount of stock based compensation shown related to research and development to $8,469. In Note 9 to our financial statements included in the Preliminary Prospectus, we revised our disclosure of our non-cash compensation expense related to the re-priced options to $(487,430) and revised our disclosure of the non-cash expense to $72,309 in connection with the grant of options to consultants during the nine months ended September 30, 2005. In Statements of Cash Flows, we made certain conforming changes to indicate that the line-item “Expense related to options granted to non-employees” was $34,531 and the line-item “Stock-based compensation” was $491,378 for the period ended September 30, 2004.
VALRUBICIN
      On pages 50 and F-22 (Note 14 to the financial statements) of the Preliminary Prospectus, we revised our disclosure with respect to our pending acquisition of certain Valrubicin related assets from Anthra Pharmaceuticals, Inc. to clarify that if the transaction closes as planned, we will make: (i) installment payments totaling $600,000; (ii) additional payments of up to 13.5% of net sales depending upon the product’s formulation, indication and market share; and (iii) certain milestone payments based upon achieving certain sales levels.
OPTION GRANTS
      Effective upon the pricing of the offering of our common stock contemplated by the Preliminary Prospectus, we anticipate granting options to purchase shares of our common stock under our Equity Incentive Plan to all of our employees. The exercise price of these options will be equal to the initial public offering price of the shares offered in the offering. Pursuant to this anticipated grant, we expect to grant Dr. Tierney options to purchase 40,000 shares of our common stock, Mr. Drechsler options to purchase 30,000 shares of our common stock, Mr. Kuzma options to purchase 10,000 shares of our common stock, and Messrs. Perron and Rue options to purchase 20,000 shares of our common stock each. We also expect to grant our other employees options to purchase up to an aggregate of up to 90,000 shares of our common stock under our Equity Incentive Plan. All the options granted in connection with the offering discussed in this paragraph are expected to have substantially the same general terms as the option grants discussed on pages 76-78 of the Preliminary Prospectus.
MATERIAL AGREEMENTS
      On page 61 of the Preliminary Prospectus, we have supplemented our disclosure of our agreement with BioPro Pharmaceutical, Inc., or BioPro, to indicate that affiliates of Sanders Morris Harris, Inc., of which James Gale, the Chairman of our Board of Directors, is a managing director, own approximately 40% of BioPro. Affiliates of Sanders Morris Harris, Inc. own approximately 49% of our Company.
      The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (888) 827-7275 or (646) 733-4166.